May 18, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Jeffrey P. Riedler Ms. Karen Ubell

Re:	Sunesis Pharmaceuticals, Inc. Registration Statement on Form S-3 File No. 333-166366

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Filing”) to become effective at 4:00 p.m., Eastern Time, on Thursday, May 20, 2010, or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•

the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ DANIEL N. SWISHER, JR.

Daniel N. Swisher, Jr.

Chief Executive Officer and President

cc:	Eric H. Bjerkholt, Sunesis Pharmaceuticals, Inc. Suzanne S. Hooper, Esq., Cooley LLP